EX-99.77C

Written Consent of Shareholders

As described in the Information Statement of the Trust filed with the Securities and Exchange Commission on June 3, 2014, effective March 10, 2014, a majority of shareholders of the Fund, acting by written consent in lieu of a meeting pursuant to authority contained in the Trust's Declaration of Trust (the
"Written Consent"): (i) approved a transaction (the "Transaction") whereby Pulteney Street Capital Management, LLC ("Pulteney Street") became the investment adviser to the Fund pursuant to a new investment advisory agreement (the "Advisory Agreement"); (ii) agreed that the services to be provided under the Advisory Agreement by Pulteney Street may, under the terms thereof, be provided directly or through other parties as Pulteney Street may determine from time to time, which part(ies) may include, without limitation, to the extent approved by the trustees of the Trust and shareholders of the Fund consistent with the Investment Company Act of 1940, as amended (the "1940 Act"), sub-advisers; (iii) approved the transition of the Fund's investment strategy to a "manager of managers" model (the "New Strategy") with sub-advisers described in the Information Statement (the "New Sub-Advisers"), such New Strategy to be implemented only upon (and not until) the New Strategy is effective (such date, the "New Strategy Effective Date"); (iv) approved an increase of the investment advisory fee for Pulteney Street under the Advisory Agreement from 1.00% to 2.25% (the "New Strategy Fee Increase"), such New Strategy Fee Increase to be effective only upon (and not until) the New Strategy is effective on the New Strategy Effective Date; and (v) consistent with the foregoing, approved the appointment of each of the New Sub-Advisers as investment advisers and engagement of each of the New Sub-Advisers as sub-advisers to the Fund pursuant to an investment advisory agreement pursuant to which each New Sub-Adviser will be paid by Pulteney Street out of Pulteney Street's investment advisory fee from the Fund.

In addition, the shareholders, acting through the Written Consent, also approved the election of Paul S. Buckley, Sean McCooey and Alfred E. Smith, IV as Trustees of the Trust (the "New Trustees"), with such election to be effective with the effectiveness of both the Closing and the resignation of the Trust's then-current Trustees. Accordingly, the New Trustees were installed as Trustees on March 31, 2014, at which time Eric T. Singer, Robert Cresci, Daniel Ripp and Samuel Solomon each resigned from his respective role as Trustee. At such time, Sean McCooey replaced Mr. Singer as the President and Daniel McCooey replaced Mr. Singer as Secretary.

The Record Date of the Written Consent was March 10, 2014. On the Record Date, 292,304 shares of the Fund were issued and outstanding. Shareholders representing 150,873 shares of beneficial interest or 51.6% of outstanding shares as of the Record Date, approved and consented to the above-mentioned actions by means of the Written Consent.